Mr John Hartz                                  Corus
 Senior Assistant Chief Accountant              30 Millbank
 United States                                  London SW1P 4WY
 Securities and Exchange Commission             United Kingdom
 100 F Street, NE                               Direct Tel +44(0) 20 7717 4444
 Washington, D.C. 20549-7010                    Direct Fax +44(0) 20 7717 4556
                                                Direct Fax +44(0) 20 7717 4643

5 December 2005

RE:      Corus Group plc
         Form 20-F for the fiscal year ended January 1, 2005
         Filed March 31, 2005

         File No. 1-10120


Dear Mr Hartz

I refer to your letter of November 21, 2005. We welcome your continued contribution to assist us in complying with all applicable disclosure requirements and to enhance the overall disclosure of our filing.

We have reviewed your further comments and we have indicated below the approach we will adopt in future filings to address these.

Form 20-F for the fiscal year ended January 1, 2005
---------------------------------------------------

Accounting Policies, pages 50-51
--------------------------------
1. We have reviewed your response to comment 2 in our letter dated October 5, 2005. We note that your risk factor, titled "Certain business decisions concerning Corus' business require approval by the Corus Nederland Supervisory Board, a body whose composition is not wholly within the control of Corus", casts some doubt about your ability to control and, therefore, consolidate, Corus Nederland. In future filings, please expand your discussion under this risk factor or within your critical accounting policies to address how you determined that notwithstanding the rights of the Supervisory Board, you still have the ability to control Corus Nederland. In this regard, specifically address the fact that the Supervisory Board has no authority to establish or make operating and capital decisions, including the setting or approval of


Corus Group plc
Registered in England No. 3811373
Registered Office 30 Millbank
London SW1P 4WY

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Page 2 of 2

budgets, or powers to incur or reject the incurrence of additional indebtedness (unless these proposals include significant acquisitions and disposals).

1. We confirm that, in future filings, we will expand our discussion under this risk factor to address how we determined that we have the ability to control Corus Nederland, picking up the specific factors to which you refer.

                                     * * * *

We trust that the above response is clear and provides you with the necessary information, but please feel free to contact me for further details.

Yours sincerely



David Lloyd
Executive Director, Finance
Corus Group plc